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                                                   Filed By: IWO Holdings, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933, as amended
                                            Subject Company: IWO Holdings, Inc.
                                                 Commission File No.: 333-81928

                               IWO HOLDINGS, INC.

                                     [LOGO]

                                February 14, 2002

Dear IWO Stockholder:

     We have entered into a merger agreement with US Unwired, a publicly traded Sprint PCS affiliate. The merger agreement contemplates the merger of IWO with Northeast Unwired Inc., an indirect, wholly-owned subsidiary of US Unwired. After the merger, IWO will be an indirect, wholly-owned subsidiary of US Unwired. The boards of both companies have approved the transaction, and the combined company will be called US Unwired.

     US Unwired is sending the enclosed document to its own stockholders as a proxy statement, and also to you and the other holders of IWO stock, options or warrants as a prospectus of US Unwired relating to the issuance of shares of its common stock in exchange for the shares of IWO common stock that are outstanding at the time of the completion of the merger.

     We will be sending you, under separate cover, materials relating to a written consent process through which we will seek stockholder approval of the merger and the merger agreement. As permitted by Delaware law, we are using this consent process instead of holding a stockholders' meeting.

     We urge you to review both the enclosed US Unwired prospectus and the written consent materials coming separately. The enclosed document contains important information about the merger and related transactions, as well as information about US Unwired, IWO and what IWO stockholders will receive in the merger. The enclosed document outlines various risks about the merger, US Unwired and IWO which you should review carefully and take into consideration.

                                          Sincerely,

                                          /s/ Steven M. Nielsen

                                          Steven M. Nielsen
                                          President and Chief Executive Officer

ADDITIONAL INFORMATION

IWO Holdings, Inc. previously announced its proposed merger with US Unwired Inc. on December 20, 2001. US Unwired Inc. has filed with the Securities and Exchange Commission a



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registration statement of Form S-4 (Registration no. 333-81928) that pertains to that merger. The proxy statement/prospectus that is included in the registration statement is preliminary and subject to amendment and completion. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE FINAL PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED US UNWIRED INC. MERGER WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents containing information about IWO Holdings, Inc. and US Unwired Inc. without charge at the SEC's web site at www.sec.gov. Copies of the final proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to:

Investor Relations, US Unwired Inc.
901 Lakeshore Drive, Lake Charles, LA 70601
Phone: 337 310-3500, Fax: 337 310-3250

This communication is not an offer to purchase shares of IWO Holdings, Inc. nor is it an offer to sell shares of US Unwired Inc. common stock which may be issued in any proposed merger with IWO Holdings, Inc.

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